VIA EDGAR

June 26, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Dun & Bradstreet Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-239050)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on June 29, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated June 24, 2020, through the date hereof:

Preliminary Prospectus dated June 24, 2020:

Approximately 1,200 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ CE Bluhm
	Name:	CE Bluhm
	Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Warren Fixmer
	Name:	Warren Fixmer
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Mendelson
	Name:	Greg Mendelson
	Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Kristin DeClark
	Name:	Kristin DeClark
	Title:	Managing Director

[Signature Page to Acceleration Request by Underwriters]